United States securities and exchange commission logo





                             May 31, 2024

       Qiwei Miao
       Chief Executive Officer
       EShallGo Inc.
       12F Block 16, No.1000 Jinhai Road
       Pudong New District
       Shanghai, China 201206

                                                        Re: EShallGo Inc.
                                                            Amendment No. 9 to
Registration Statement on Form F-1
                                                            Filed May 17, 2024
                                                            File No. 333-271478

       Dear Qiwei Miao:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 9 to Registration Statement on Form F-1 Filed May 17, 2024

       Exhibit 5.1, page i

   1. We note that Harney Westwood & Riegels has provide a legal opinion concerning the issuance "of up to
1,500,000 class A ordinary shares of par value of US$0.0001 each of the Company, plus an
additional 450,000 class A ordinary shares of par value of
                                                        US$0.0001 each of the
Company that may be issued upon exercise of the underwriter   s
                                                        over-allotment option
(the Shares)." However, according to your filing the overallotment option is an additional
225,000 class A ordinary shares. Please revise or advise.
       Director and Executive Compensation, page 165

   2. Revise to update this discussion for the fiscal year ended March 31, 2024, consistent with
                                                        Item 6.B. of Form 20-F.
This comment also applies to your related party transaction
                                                        disclosure on page 166.
Refer to Item 7.B. of Form 20-F.
 Qiwei Miao
EShallGo Inc.
May 31, 2024
Page 2

       Please contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact
Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameQiwei Miao                             Sincerely,
Comapany NameEShallGo Inc.
                                                         Division of
Corporation Finance
May 31, 2024 Page 2                                      Office of Trade &
Services
FirstName LastName